The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.4748 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T. 307.856.4748 F. 307.857.0319
sra@wyoming.com

November 20, 2006

Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549-2001

Attn: Re:	Scott Anderegg Black Diamond Holdings Corporation Form 20-F/A – Amendment No. 2 File No. 0-52145

Dear Commissioners:

     On behalf of Black Diamond Holdings Corporation (the “company”), we provide the following information, in response to the staff’s comment letter of October 25, 2006 concerning the company’s filing of Form 20-F/A Amendment No. 1.

Description of Securities Other Than Equity Securities, page 29

1.

We note your response to comment 19 in our letter dated August 15, 2006. Please confirm that these warrants do not contain any provisions for adjustments in the exercise price or in the number of shares. If they do contain such provisions please augment your disclosure to describe these provisions.

Response:

1)

We confirm that the warrants issued as at December 31, 2005 and those issued in the subsequent period to October 31 2006, do not contain any provisions for adjustment in exercise price or in the number of shares.

Consolidated Financial Statements, page 1

2.

Form 20-F requires a document to be updated if it is dated more than nine months after the end of the audited financial statements. Please update your filing to include interim financial statements, and related interim disclosures, for at least six months after the audited financial statements. See Part I, Item 1.A5. of Form 20-F.

Securities and Exchange Commission November 20, 2006 Page 2

Response:

2)

We have prepared an internal comparative financial statement as at June 30, 2006. As per our discussion, these statements have been prepared by management and accordingly have not been reviewed by our auditors. They have been prepared in accordance with Canadian GAAP and are consistent with our reporting as at December 31, 2005. You will note that all financial disclosure in the document has been updated to reflect the stub period statements and we have carried the subsequent period forward to October 31, 2006.

Consolidated Statements of Cash Flows, page 7

3.

We note your response to comment 28 in our letter dated August 15, 2006. If the changes to working capital accounts are truly non-cash in nature, the effects are required to be excluded from the statement and disclosed. For example, converting debt to equity is a non-cash transaction. Please reconsider the nature of the changes in working capital and revise the statement to include only changes that affect cash and cash equivalents and valid non-cash transactions in a supplemental disclosure.

Response:

3)	The Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 exclude any non-cash transaction – such as converting debt to equity.

Notes to the Consolidated Financial Statements, page 8

4.

We note your response to comment 29 n our letter dated August 15, 2006. The financial statements and disclosures included in this pre-effective registration statement are required to be compliant with generally accepted accounting principles that apply to public companies. Accordingly, if the existing financial information leads management to conclude it has multiple reporting segments, it should provide the disclosures required by SFAS No 131. Therefore in your response please provide an explanation of why you would not satisfy the Statement criteria, as requested in the former comment, or provide the disclosures in your amended filing. We also note that you operate in Canada and the United States. You are required to disclose the geographic information required by paragraph 38 of SFAS No. 131.

Response:

4)	The geographic segmentation information has been added to the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 (see Note 15).

Securities and Exchange Commission November 20, 2006 Page 3

Please advise if the staff needs further information or documents in the course of review.

Thank you.

Yours Sincerely,

Stephen E. Rounds

SER/sra Enc. cc: Black Diamond Holdings Corporation